July 14, 2020

U.S. Securities and Exchange Commission   <u>Via EDGAR</u>
Division of Corporation Finance
Washington, D.C. 20549
Attn: Daniel F. Duchovny

  Re: **CytRx Corporation**
             Preliminary Proxy Statement
             Filed July 2, 2020, amended July 6, 2020, by Jerald A. Hammann
             File No. 000-15327

Ladies and Gentlemen:

Set forth below are the responses of Jerald Hammann ("I", "my", and "Hammann") to the comments regarding the above-referenced filing contained in the letter from the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") dated July 13, 2020. For your convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by my response.

<u>Revised Preliminary Proxy Statement</u>

1.   **Please include the disclosure required by Rule 14a-5(e)(3) in an appropriate location in your proxy statement.**

<u>Response</u>: Done. I included it immediately below SHAREHOLDER PROPOSALS on page 17. Both have the same requirements date.

<u>Reasons for the Solicitation, page 6</u>

2.   **Please revise to disclose the reason you suspect Mr. Curtis received a grant of options to purchase 350,000 shares of common stock.**

<u>Response</u>: I have chosen to revise to eliminate any reference to Mr. Curtis. The text and schedule above the reference to Mr. Curtis present a rough tie-out of the 5,400,000 shares awarded relating to the 2019 Incentive Plan. To the best of my knowledge, on December 13, 2019, the Company only had two other employees not already listed on the schedule. Mr. Curtis was the higher-titled of the two employees and therefore I assumed that the bulk of the shares unaccounted for on the provided schedule were awarded to him. This was the basis for my disclosure regarding what I "suspected," However, without additional non-public data, I cannot perform a complete tie-out to the 5,400,000 options awarded. Therefore, fully disclosing the reasons I made the presumption with regard to Mr. Curtis

does not merit the space necessary to do so and risks detracting shareholder attention from the remaining information being communicated.

3. **With a view toward revised disclosure, please tell us why you raise the possibility of Mr. Curtis resignation and your request for the company's records being related events.**

Response: As disclosed above, I have chosen to revise to eliminate any reference to Mr. Curtis. Since the comment is made with a view towards revised disclosure, and in light of the identified risk of detracting shareholder attention discussed above, I am hopeful that this solution is amenable.

4. **With a view toward revised disclosure, please tell us why you believe the "choice and appointment of an independent registered public accounting firm can be a highly consequential decision to shareholders because the duty of the appointed firm is not to serve a company's management, but instead to serve the public interest and honor the public trust." Also, explain the basis for your statement that the accounting firm retained by a company is "not to serve a company's management, but instead to serve the public interest and honor the public trust."**

Response: I am revising the disclosure to reflect the following; "Based on the information provided earlier in this Proxy Statement, fair minds would question whether the motivations of our Company's Board members are aligned with the best interests of all of our Company's shareholders. The profession of public accounting is a self-regulated industry. Part of its practice of self-regulation involves the establishment of a governing body and the establishment and enforcement of a code of conduct. The governing body is the American Institute of Certified Public Accountants ("AICPA") and the code of conduct is the known as the AICPA Code of Professional Conduct. The AICPA Code of Professional Conduct requires that its members "accept the obligation to act in a way that will serve the public interest, honor the public trust, and demonstrate a commitment to professionalism." Code. 0.300.030.01 (The Public Interest Principle). Strictly speaking, in the performance of attest services (i.e., an audit), the Certified Public Accountant's client is the public, not a company's management. Therefore, the choice and appointment of a an independent registered public accounting firm can be a highly consequential decision to shareholders, who are one part of the "public" the firm is serving. While I have no familiarity with the appointed firm, and no particularized reason to believe that the appointed firm will not serve the public interest and honor the public trust, I have a general unease about all of the decisions currently being made by the Company's Board."

Proposal 1. Election of Directors, page 10

5.   Please confirm that you have disclosed your business experience during the past five years. As disclosed, it is unclear what your current employment you hold or business activity you conduct. See Item 7(b) of Schedule 14A. In addition, briefly discuss the specific experience, qualifications, attributes or skills that led you to the conclusion that you serve as a director for the company at the time that the disclosure is made, in light of the company's business and structure."

Response: I confirm that I have disclosed my business experience during the past five years, describing them as my "most recent clients." I have added a "from the last five years" descriptor to the disclosure. I have also further supplemented my disclosure in light of the guidance relating to Item 7(b) of Schedule 14A.

6.   We note your disclosure on page 10 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participant is required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response: The paragraph to which you refer contains four (4) sentences. The last three (3) sentences apply to the unlikely event that the Company changes or attempts to change the bylaws to thwart or dilute my nomination. Under these circumstances, the intent of the Company is to unlawfully manipulate the Company's corporate machinery. For this conduct to be successful, the Company would assert that it has a right to change the provisions it desires changed, but that no one else has that same right. All the last three sentences state is that if the Company attempts this manipulation, I reserve the right to attempt to counter the manipulation. I would prefer not to revise the disclosure relative to these last three sentences. The first sentence is different. The Company's bylaws do not expressly provide for substitute nominations, either for the Company's candidates or for shareholder candidates. However, in the Company's Proxy Statement, they provide for substitute nominations. I will revise the disclosure relative to the first sentence to highlight the differing treatment and the bylaws and the likelihood of the need for company consent or a court order to substitute a nominee. I confirm to you that should the circumstances you describe arise, I will file an amended proxy statement to that effect, containing the information you describe.

Voting and Proxy Procedures – Votes Required for Approval, page 14

7.   Please revise your disclosure to describe the effect of broker non-votes on Proposal 2.

Response: Respectfully, I believe the better course may be to eliminate the discussion of broker non-votes from discussion relating to Proposals 1 and 3. As I understand it, a broker non-vote only occurs when a proxy has both routine and non-routine proposals on the ballot and a broker elects to exercise their discretionary authority relating to at least one of the discretionary proposals. As I disclose at page 13 of my proxy statement, "Shares represented by 'broker non-votes' also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a 'broker non-vote'). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals." Because, as I understand, a proxy contest eliminates any discretionary authority brokers might have, no broker non-votes are created. Therefore, I will revise the disclosure relative to Proposals 1 and 3 to eliminate disclosure relating to broker nonvotes.

Solicitation of Proxies, page 15

8.   Please revise your disclosure to state whether you will seek reimbursement of your expenses from the company and whether you will submit such matter to a shareholder vote. See Item 4(b)(5) of Schedule 14A.

Response: Done. I have changed the word "may" to "will."

Other Matter and Additional Information, page 17

9.   Please revise your disclosure to comply with the provisions of Item 23 of Schedule 14A.

Response: Done. I have changed the word "Proxy Statement" to "Notice of Internet Availability of Proxy Materials," and added the requirements of Item 23(d).

Form of Proxy Card

10.   It appears that security holders who intend to vote for the company's Class I nominee would be unable to do so on your proxy card. Please revise the proxy card and your disclosure in the proxy statement to comply with the provisions of Rule 14a-4(d)(1).

Response: Done. The proxy card and my disclosure in the proxy statement no longer reflect a request for conference of authority to vote in any manner relating to the Class I nominee. I note a word ambiguity in Rule 14a-4(d)(1). As I believe you have interpreted it, to "vote for the election of any person . . . " means to vote *in* such election (*emphasis* added) as opposed to vote "FOR" such any person. I had requested authority to vote "WITHHOLD" in such election, not "FOR". I have adopted your interpretation for the purposes of this proxy statement.

11.   Revise your form of proxy card to indicate how you intend to vote any unmarked proxy cards as to proposals two and three.

Response: Done.

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I thank you for your consideration of my responses. If you have any questions or would like to discuss any of the information covered in this letter, please contact me at (612) 290-7282.

Sincerely,

/s/ Jerald Hammann

Jerald Hammann
CytRx Shareholder
(612) 290-7282